Filed Pursuant To Rule 433

Registration No. 333-275079

April 1, 2024

CRYPTO VALLEY: US Bitcoin Spot ETFs are Live. What Happens Next?

DIRECTOR, BULLISH, DENITZA VATCHKOVA: Great. Welcome everyone. We are planning to start on time because there's a lot of exciting things to cover. So welcome to this webinar entitled US Spot Bitcoin ETFs are live. What happens next? Um, this is going to be a very, very exciting, uh, conversation on a very hot topic with some of the largest names in the space. So thank you for joining us. Just a quick, uh, introduction. Uh, thank you very much to the Crypto Value Association for hosting these. For those of you who don't know, the Crypto Value Association is a nonprofit organization based out of Switzerland, but with branches globally in North America, Latin America, and the Middle East. Um, it's, we basically gather industry participants, foundations, projects, institutions, Web3 enthusiasts, um, into this organization. And we discuss throughout the various working groups, topics of interest for, for the specific, um, for the specific population that's part of that. So, um, I'm super excited. Uh, let's kick this off with a round of introductions. Please, uh, to our speakers. Tell us who you are, what got you into crypto, and why you're excited to be in the space. Ladies, first Krista. Great.

VP OF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Well, thanks so much for having me. I'm Krista Lynch and I'm a VP at Grayscale, where I lead ETF capital markets. So I work primarily with ETF stakeholders, like authorized participants, market makers, liquidity providers, and the like to support our ETFs and make sure that they're functioning in a healthy manner. I originally got into crypto because I was working at a traditional ETF asset manager, and I had a curiosity for crypto. I enrolled in a class to learn more about it, and it really got me thinking about how you could put crypto into an ETF. So flash forward, and here I am now, putting it into an ETF at Grayscale.

VATCHKOVA: Exciting. Uh, Matt, how about you?

HEAD OF RESEARCH, VANECK, MATTHEW SIGEL: Oh, hey, everybody. Um, and, you know, thanks for having me. Thank you to the Crypto Valley Association for all the important work that you're doing in the space. There's so much, uh, regulatory uncertainty in the US and nice to see Switzerland being, you know, a typical neutral party and trying to create some rules of the road that hopefully make it easier to do business in this space. Um, so I am head of Digital Assets Research at VanEck in New York City. VanEck is a family owned asset manager, about a hundred billion, uh, in assets under management. Um, I came to this space, uh, I started my career in journalism as a reporter at Bloomberg and CNBC, so I got very familiar early on with fake news, uh, and I was always envious of interviewing people with bigger balance sheets than me. So got my CFA and, um, met Kathy Wood when she worked at Alliance pre-Arc days, and worked for her for four years, covering tech, uh, on a global equity fund. So we were big believers in open source, even though Bitcoin hadn't come around. Then, um, left Kathy and, uh, worked at, uh, uh, uh, Hong Kong-based investment bank with Denitza, in fact, uh, equity sales, research and trading. And that company got bought by a Chinese state owned entity, which kind of reinforced for me, you know, issues of censorship and self-censorship. And the world was beginning to deglobalize. Uh, so I was getting an increasing conviction that Bitcoin would be, uh, you know, a neutral asset that would gain market share over time. Obviously, COVID accelerated that, and I joined VanEck three years ago to build out our product suite in the space.

VATCHKOVA: Awesome. What an intro, what a life, what an experience. Exciting. Uh, Adam, how about you?

SVP HEAD OF PRODUCT DEVELOPMENT, GLOBAL X ETFS, ADAM SZE: Thank you, Denitza, and thank you for the, uh, Crypto Value Association for having me. Uh, hi everyone. So, Adam Sze, head of product development here at Global X ETFs. Uh, been with the organization for about two years now and lead their product development function for the firm. So this includes everything from new product design as well as enhancements and refinements. Um, our product development mandate can include everything from digital assets to equities, to options based strategies and fixed income. And like, uh, prior to Global X, I was with, uh, the director of ETP product development for, uh, 21 Shares. So I was in that role about a year, helping them design and launch new crypto ETPs in the European market. Uh, and then before that was with, uh, New York Life Investments for about 13 years in both product management and product development roles. Uh, last role was with New York Life, was the head of product ETF product development for, for the, for the firm. So it definitely a pretty broad experience in both tradfi and crypto, especially on the, on the product side. Um, and what got me into crypto, I, I really started researching, uh, Bitcoin and Ethereum back in the 2017, uh, cycle. It was interesting to me because it was an emerging technology that wasn't like any other asset class I had worked with in the past from a, from a product structuring standpoint. Um, and, you know, you think about Bitcoin's characteristics of, you know, decentralized store of value, a fixed monetary policy, it was also something that was very, very interesting and, uh, and unique to me. So, um, I, uh, began personally investing in it back then, very small amounts. Um, but, uh, when the opportunity came about to merge my personal interest and professional pursuits, uh, together, I, I, I'd welcome that opportunity and, uh, and made the leap over to, uh, to the crypto space.

VATCHKOVA: Yeah, we're all very excited to be in the space right now. Probably less so a year ago, but, you know, yeah, a good, a good bull market always helps. Yeah. So, um, I'm gonna be moderating this, uh, webinar. Um, my name's Denitza. I'm part of the BD team at Bullish. For those of you who don't know what Bullish is, it's a regulated institutional crypto exchange, the fastest growing in the world. I'd say we, uh, we started the exchange in 2021 of November, um, and we just surpassed 500 billion of traded volume on it since. So I can easily say it's one of the fastest growing exchanges in the world. Um, I am also chair of the institutional working group at the CVA. We get together and discuss topics of interest, like, like this one. Just a little housekeeping item for those of you who are not members, please consider joining us. Um, we need you, we need more, more brains, um, in the industry overall. So let's gather forces and do great things. And also they're hosting, um, a very good conference in Switzerland on the sixth and 7th of June this year. So if you're in Europe, please join us. It's always a fantastic event. Alright, so, um, why don't you guys tell us more about your organizations. We're gonna start with Grayscale because Grayscale is the history of US Crypto ETFs. Um, Krista, can you give us some, uh, like a, a quick trip down memory lane? Um, you did sue the SEC. So what, how did it start? How did it unravel, where are you now, and what products are you excited about within the organization?

LYNCH: Yeah, so Grayscale is probably best known for suing the SEC and kind of paving the way for the cohort of spot Bitcoin ETFs that came to market in January. Um, so that was actually a 10 year project of ours, um, that finally came to fruition this year, and we're very excited about that. Um, so GBTC is our spot Bitcoin ETF. And we do also have a series of other single and multi-token assets, uh, that are available in various stages of their product lifecycle. We ultimately hope to uplift all of them, just like GBTC, into the ETF form. Um, so GBTC, it's really like the poster child for what we hope that all of our products will be able to do. And then we do also offer some other products like staking, and we have an equity thematic ETF that's available in the US and Europe. And then you might have seen that we recently filed for another spot Bitcoin product. Um, we're calling it BTC, the Grayscale Bitcoin Mini. And, uh, we hope to see that trading in markets soon.

VATCHKOVA: Are you also introducing various products with various fee structures? Anything we should be excited about in particular?

LYNCH: Yeah, so the product that I just mentioned, BTC, or the Grayscale Bitcoin Mini is going to be a lower fee alternative for, uh, investors who are more fee sensitive. So GBTC was always envisioned to be a capital markets tool with great liquidity, a great track record. Um, it's been around for 10 years, operated by crypto native specialists, and we wanted to bring a product to market that, uh, took into consideration that some are more sensitive to fees and maybe don't care as much about those capital markets features. Um, and we're really excited about the way that we're going to be delivering it. So we're taking the concept of an airdrop for crypto native investors, and we're going to apply that to the traditional finance ETF. So shareholders of GBTC will actually receive shares of BTC in a, uh, corporate action similar to, uh, an airdrop, if you will.

VATCHKOVA: Interesting. It's great to see that you're innovating and adapting to what the market needs. Matt, tell us about VanEck, also the man behind the operation, anything you can share?

SIGEL: Sure, sure. So, uh, VanEck is a family owned business, started in 1955, and what's unique about the origin story is that the founder was, was going to school at night getting his business school degree, and he was studying, you know, Austrian economics, and he got, he started an international mutual fund, which at the time was quite unique because there's a lot of home country bias. And in nine, in the late sixties, he got conviction that gold, uh, was gonna depeg, and he pivoted that international mutual fund into all gold mining stocks, and it became the best performing mutual fund in the 1970s and really built the success of his firm. So when the current CEO Jan, you know, took the reins, uh, he took to heart, uh, the innovator's dilemma and was quick to understand Bitcoin's, uh, potential role as a store of value and also as a competitor to our existing asset base, uh, a large percentage of which is still in gold and gold mining stocks. So we, for the first tradfi manager to file for a Bitcoin ETF in 2017, and when it became that clear that the regulation was not gonna allow it, uh, we started investing privately across the space in venture to, well, we bought Bitcoin of course, and we bought Ethereum, um, when that came to market. But we also started writing tickets into venture to build relationships, get access to deal flow, uh, and that, uh, formed the foundation of our, uh, several private liquid token strategies. Uh, so, you know, we have a hundred billion in assets, about 1.5 billion of that is in crypto related; of the crypto related, half of that is in European, uh, ETPs like Bitcoin and Ethereum, and some multi token baskets. Uh, about 400 million in US ETFs, uh, including DAP, which gives you exposure to equities, uh, that are kind of pure play, exposed to crypto. And then HODL, uh, our flagship spot Bitcoin ETF, uh, and then the balances in, uh, various, uh, private strategies. Um, we didn't love the kind of the over the counter trust, uh, structure that some brought to market because of the volatility and how they trade, premiums and discounts to NAV, you could argue that caused the entire, the end of the last crypto cycle, 'cause Three Hours Capital was using these shares that began to trade at a discount, and then they had margin calls and, you know, the de-leveraging cascade kicked off. So we do our token strategies in private form, uh, and the way that we try to differentiate with our HODL spot Bitcoin, ETF, uh, we put in the largest seed investment, uh, of any manager. So $70 million off of our own balance sheet. We have the most skin in the game. We aggressively eat our own cooking, which is kind of the culture here. Uh, design intelligent investment solutions. And then, um, employees buy, uh, I think we have, uh, uh, differentiated research in the space with price targets and models for Bitcoin, Ethereum, and a number of larger layer-ones. Uh, we've got the best intern on Twitter, and we've got the best ticker, uh, with HODL. Um, so it has been a fee fight in the, uh, spot Bitcoin ETF arena with 10 very, very similar products. Um, so we kind of joined the party a couple weeks ago and cut our fees to zero for the first 1.5 billion, and that catalyzed, uh, a lot of inflows. Um, yeah, I'll leave it, uh, there for now.

VATCHKOVA: Um, I think, uh, yeah, Bullish and, uh, your HODL ticker can probably compete if, if we were ever to list, but yeah, very aggressive cutting fees to zero. Adam, how about Global X? Um, we know it's owned by Mirae. You also recently launched a very exciting new smart beta product. Tell us what's, tell us, tell us more.

SZE: Absolutely. So Global X ETFs, I was actually founded in 20, uh, 2008 I should say. And we're a leading, um, provider of thematic ETFs. And our mission is really to provide investors with unexplored and intelligent solutions, you know, so our product line currently here in the US is consists of 91 ETFs with over $45 billion of, uh, assets under management. And, you know, while we're, we're distinguished for our thematic growth and our income-based strategies, we also have, um, strategies in the digital asset front, uh, commodities and, and, and risk managed, uh, and strategies as well. And Denitza, as you mentioned, uh, Global X is a member of the the Mirae Asset Financial Group, uh, which is a large, uh, Korean asset manager, uh, with more than $500 billion of assets under management. And, uh, also a, a pretty worldwide footprint in terms of ETF platform issuance as well. So not only do we have, um, uh, affiliates here in the, obviously the US where we're headquartered, but we also have affiliates in Canada, in Europe, um, Colombia, Hong Kong, uh, Korea, Vietnam, Australia, and collectively, collectively over a hundred billion dollars of assets under management within that ETF platform, but also, uh, very, um, uh, regions where that are more crypto crypto friendly, right? Um, from what we're currently doing right now, we obviously have three, um, uh, ETFs that are crypto equity focused, uh, that are listed here in the US, our largest one being the, uh, Global X blockchain, ETF, uh, the ticker on that is, uh, BKCH has roughly around $167 million of asset in management. But I think, uh, what is really interesting to us now is, and what you teed up for me very well is, uh, we recently launched the Global X, uh, Bitcoin trend strategy, ETF, uh, in partnership with the CoinDesk indices. Uh, so it's a, it is a very unique strategy that is, uh, designed to help, uh, navigate the various crypto market cycles, but by providing dynamic exposure between Bitcoin and, uh, US treasuries based on the current price trend of, uh, Bitcoin. So very excited to have that product launched last week, and, uh, looking to build some product awareness in it.

VATCHKOVA: We, uh, for those of you who don't know, Bullish bought CoinDesk, uh, at the end of last year. And the index business alongside Consensus, obviously the media business, is one we're extremely excited about. So yeah, look forward to seeing how this partnership unravels, right? So we have a really broad public that has dialed into this webinar. I'm told we have over a hundred participants. Some are great experts, others are just trying to catch up and understand what's happening in the space, given the incredible price action. Can someone actually explain to us, and Krista, maybe we can start with you – how these ETFs actually work, and can you guys, all of us help us understand what the opportunities, because just by skimming through some and talking to some industry experts, we're sitting at 110 trillion registered SEC AOM that advisors currently hold, but only a few clients are actually testing the grounds. Um, I was in London last week at the Digital Asset Summit and was told that BlackRock has only approached 15% of their client base. So how do these ETFs work and what are clients waiting for to see, to jump in the space? Krista?

LYNCH: Yeah, I'm happy to start. So I'm a huge ETF nerd, self-proclaimed, and I would say that these spot Bitcoin ETFs are designed to work just like any other ETF, and that's part of the beauty of it. So if you have experience trading an ETF or even trading a stock, then you've experienced something similar to what it's going to be like trading a spot Bitcoin ETF. So Bitcoin ETFs track an underlying index, which is the price of Bitcoin, and that ETF actually invests in Bitcoin. So the ETF's issuer is buying and selling Bitcoin, um, based on the supply and demand dynamics in the secondary market, which is where you or I, a retail investor would be buying or selling that Bitcoin ETF. And I think one thing that's important to note is that ETFs were actually designed in the early nineties as a way to give access to investors to hard to reach asset classes. And that's exactly what they started doing with the S&P 500 and other broad equity indices, which believe it or not, were actually hard to get access to at that time. Then in the 2000s, we saw this evolve to commodity ETFs and GLD, a gold ETF was actually brought to market in the 2000s. That was kind of the blueprint for how these Bitcoin ETFs work. And now we can finally say in 2024 that we have our spot Bitcoin ETF. Um, so I think part of the reason why we're seeing, uh, what you alluded to as only a beginning of the investment into these products is because this is really bringing a novel asset class to market in a traditional wrapper. Uh, but it requires some time for institutions to get comfortable, see the track record, et cetera. And so this is really going to be a way for people to continue to get comfortable investing in an asset class that maybe they weren't comfortable with, maybe they were curious about, but now they finally have the tools to do so. And so I think in the coming months, we're gonna see continued inflows into these products.

VATCHKOVA: Exciting. And how, how big, um, how big is the opportunity, Matt?

SIGEL: Uh, let me just add one thing to what Krista is saying. Just like to contextualize it, uh, maybe there's some software developers on here, I don't know, but what we think of the ETF as like an API connection that delivers a Bitcoin only exchange directly into the brokerage account of every investor in the US. And that is tremendously powerful. And the reason is, uh, regulation in the US prevents money managers from holding client assets directly. And with Bitcoin, you know, the "not your keys, not your coin". There's just no regulatory structure to create that separation of powers, which is a hallmark of American governance in general. If you look across how we do things, check a lot of checks and balances, and the enforcement of that general concept that an investment manager cannot hold client assets directly, the enforcement became much stricter under the Biden White House, especially under Gary Gensler. And we, uh, the, the, the money managers in the space really are forced to use just a tiny handful of custodians, including Coinbase and Gemini. Uh, and that's why, um, the you'll, you see such consolidation at the custody side, the function of regulation. So it's the ETF wrapper, this handy mechanism that can represent a lot of different assets, both securities and commodities. Uh, and it, um, delivers that asset into this whole range of money managers who buy stocks on a discretionary basis for their clients. Meaning that the client says, you know what, if you think Apple's a good buy, you can just buy it for me. You don't have to ask me. And there's approximately 50 trillion of assets, you know, tied to that type of model. Uh, and none of them have really bought Bitcoin yet. And that includes, now if you look at the bank owned and broker owned distributors, uh, they still have not, um, approved these products. And that's because a lot of times those financial advisors are operating off of a model portfolio that's set at the office of the CIO, it might typically be something like 60% equities, 40% bonds, and those models have to be rewritten hopefully, so that there's 60-39-1 or maybe even higher. Um, and that just takes time. But, uh, from talking to our clients, we know that they are doing the work, and I think you're gonna start to see some of those models trickle out. Some of them already have from integrated platforms like Fidelity, uh, that has included Bitcoin, even in its, uh, uh, a conservative version of its all-in-one portfolio. So 1% allocation of that 50 trillion, you're talking about 500 billion, you know, that is multiples of the inflows that we've seen, uh, uh, here to date. So that's why we think the story's just getting started.

VATCHKOVA: Great. Thank you so much for the granularity. Adam, thoughts on the opportunity or anything you wanna explain on the inner workings? We actually had a question from the audience. I'll go through these again, but someone asked, please explain the naked truth about the real workflow of ETFs for Bitcoin. Does that involve buying and holding BTC in the first instance or not? I think we largely covered that, but yeah. Anything you wanna add?

SIGEL: If it wasn't clear, the answer is yes.

VATCHKOVA: Yeah.

SZE: Yeah, yeah. I think, uh, Krista and Matt both summed it up very well in terms of their, their, their points on, uh, the, the, the Bitcoin ETF. And one thing, maybe even just to even oversimplify it, 'cause I think, I think that, um, you know, obviously you mentioned there's a range of knowledge on this, on this call right now. I think the, the, the spot Bitcoin ETF, uh, is really just a current key access to get exposure to Bitcoin without the need of things like self custody, remembering passwords, you have better, like financial and tax reporting for, you know, at an extremely, you know, low charge, right? Uh, zero right now. But, um, I think, uh, I think that's why the beauty of the ETF wrapper lends itself very well to an asset class like, like Bitcoin. And I think the question that comes up a lot is like, well, why don't I just go on Coinbase and buy it myself and hold it? Well, I think all those things that, what I just mentioned, the, the, the need for self custody, you know, God forbid you get hit by that proverbial bus, right? And what happens to your password? If your spouse or your loved one doesn't know it, then those could be, could be lost forever. So, um, so I think that, uh, uh, that's the, the, the one point that I really just wanted to make is that, that turnkey access to getting exposure, which is a, is a very nice feature of the ETF.

VATCHKOVA: Thanks. Very well said. I think you can never really oversimplify anything in crypto. Um, there's a lot of assumed knowledge, but, you know, there's still a billion people that are yet to be on board in the industry. So thanks for that clarification. Okay. So moving on, uh, now that Bitcoin paved the way for ETFs in the US, what's next? What are we excited about? Um, ETH ETFs. Solana ETFs, what's next? What's coming? Um, Matt, do you wanna kick us off?

SIGEL: Yeah, sure. Uh, the first, I think just how accessible this product is, it's gonna, it may surprise people who buys it. Uh, the one of the largest Bitcoin miners is Marathon. They just reported earnings. I was reading the transcript. They bought the Bitcoin ETF during the month because, uh, it seemed, I mean, it seemed like FOMO, but that's just an indication, uh, that there's a corporate buyer, uh, who may yet emerge. Uh, we still don't have, uh, listed options on many of these products. Those are likely to come this year, and that will bring US dollar financing into the space, because if you wanna make a market on options, uh, you have to bring a dollar balance sheet. And so I think that should make the derivatives market, uh, more liquid, uh, including in the spot market, uh, in crypto, and maybe alleviate some of the, uh, high funding rates that we're seeing in the space. And then if you look at the market structure in this space, typically Bitcoin dominance tends to rise into the halving. Uh, and then, um, uh, subsequently, Bitcoin has its most explosive returns, but dominance falls. So when we're expecting with the US election in Q4 to be the fireworks for the space, and I would expect Bitcoin dominance to fall, um, and in our private funds, which have, uh, performed very well, both beat Bitcoin after fees, uh, last year and off to a good start, those are where we are, uh, hunting for, um, good risk-reward.

VATCHKOVA: Interesting. Yeah. We'll, we'll delve into the US elections, um, shortly. Adam, anything to add? What are you guys excited about? Maybe something new you're, that you can talk about that you're launching? Like what's next that we should be excited about?

SZE: Yeah, I, I think, you know, obviously, you know, Bitcoin is, uh, uh, has been in the headlines and I think all of, like us that have been working in this space for a number of years now, we understand how Bitcoin works and the benefits of it, et cetera. But I, uh, you know, to, to Matt's earlier point that there's this huge segment of wealth management that still doesn't understand it, right? So I, I, you know, I personally think for the balance of this year is gonna be that continued education of Bitcoin, how, how that exposure, you know, what it, what it, what it is, you know, how do you add it to a, a portfolio, what are the correlations between traditional assets, et cetera. So I think there's gonna be a lot of education that's going to be, um, uh, uh, front and center for the balance of this year. Um, but I think, you know, from a products perspective, you're already seeing this shift away from just pure exposure to Bitcoin. You're, you already have leveraged products here in the US. We have short products here in the US and also in Europe. Um, and then we're starting to move into this kind of a factor-based, um, uh, approach of getting exposure to Bitcoin. And, and as I mentioned earlier, uh, the, the launch of the, the trend strategy ETF that we had last week is, um, you know, our, uh, you know, that further kind of evolution of, um, of getting unique exposure to, to Bitcoin in, in a, in a new and novel way. So, certainly very excited about that.

VATCHKOVA: What about Grayscale? We need to know what Grayscale thinks is trending.

LYNCH: <laugh>. Well, I think one point that Matt made, I really, really liked, which was we kind of went into this thinking that this was gonna be a way for people to get access to Bitcoin who maybe didn't have experience with it. But we are also seeing that those who do have experience with Bitcoin are using the ETF as a tool to diversify how they invest in it. So it's not necessarily just a tool for those who are entering the crypto space. It's also a tool for those who are crypto natives who want to diversify how they hold it. Um, and I think we would be remiss if we didn't talk about the Ethereum filing. So as many of you probably know, there is a host of filings in the works right now. May is kind of a soft circled, um, milestone that many are looking at because there is an SEC deadline to opine on one of those filings. Um, so I think a lot of people right now are kind of speculating whether or not there will be approval for Ethereum, uh, spot products, uh, in the ETF form. Um, you know, that has changed tone over the past few weeks. And it's, it's, you know, people are speculating in both directions. Uh, there's a lot of kind of fact patterns similar to what led to the uplifting of Bitcoin products, but there's also some differences, and I think people are gonna be really, really laser focused on that May deadline to see what comes next there.

VATCHKOVA: Exciting times ahead. I mean, it's, I just listened to this and I, and I feel so lucky that I work in this space. Um, so we need to talk about the US elections because there's a change of administration happening very soon, uh, which could potentially change completely the course of, uh, regulation in the US. Who's willing to take a stab and walk us through what we can expect, uh, with the highest likelihood. Matt, do you wanna start?

SIGEL: That's a very broad question. Uh, uh, but I guess I'll give some ifs and hypotheticals. Um, the environment for, uh, crypto, both entrepreneurs and investors, is very poor in the US, partially because of these custody restrictions and also 'cause obviously the government is suing like the largest player in the space, which is Coinbase. Um, and then just practically as a user, I still can't really use the Lightning Network in New York as an example. Um, if you try to claim a bunch of airdrops or interact with a bunch of protocols in the US, uh, you can't do it. Um, the market share of, um, uh, US developers, crypto developers, as a percentage of total has fallen from 42% to 28% in the last three years. Uh, there's strong disincentives for banks and brokers to be in this space. High capital requirements, stringent licenses required. Um, and we can see from the performance of both the stock market and the crypto market, when Donald Trump is rising in the polls, uh, the market is acting better. I've seen, um, sell side research on this. So a base case is that, uh, there would be, uh, if, you know, the presidency changes, there'd be first and foremost, uh, changes at the OCC, which is the controller of the currency, uh, who can, um, make it easier or harder for banks to just hold this stuff on behalf of clients. Um, I interviewed Brian Brooks, former head of the OCC last week at the USC VanEck Blockchain Conference. Uh, first he said, if there's an Ethereum ETF approved, uh, before the election, I'll eat your hat, he was talking to me. Uh, so he's very skeptical that – he says it's political, uh, that they will just make up any excuse to not approve these products. Um, obviously if the election goes through, given that Trump owns Ethereum, um, you know, he would likely change the head of the SEC and then the enforcement. Um, and some of those operational hurdles like custody would probably ease. But in order to clarify for sure, the security versus the commodity question, and the US is unique 'cause we have two different regulators on this question. Uh, unlike, you know, many jurisdictions that have one, and right now our two regulators are turf fighting. We probably need legislation to solve the underlying issues. Uh, and as a result, we try to just not think about US regulation too much, uh, and remind ourselves of this emerging market asset class, frontier market asset class. When you look at who's bullish on this on Bitcoin, it's people in, uh, Nigeria and the Philippines and Indonesia, young countries. When you look at who's skeptical about Bitcoin, it's people in France, Germany, Japan, that's old people. Uh, so you want to be on the side of, of the youth. Um, but, uh, but I do think, and the market is telling us that, uh, uh, change in the White House will be a positive catalyst for the price.

VATCHKOVA: Thanks. That was really interesting. I think the government intervention in Nigeria is what reminded us again of why Bitcoin exists. It's, uh, it's pretty incredible stuff we're witnessing. How about you, um, Adam, how, how do you guys think about regulation, the uncertainty, the upcoming change in administration? Anything you guys are holding your breath on in particular?

SZE: Yeah, I think, like what's interesting about the upcoming election, right, is that, um, obviously, you know, markets are following it very closely in, in, in terms of, um, in terms of who, who the, the, the new administration could potentially be. But I think what's unique about Bitcoin itself, right? You don't, it doesn't necessarily need a president, right? It's kind of greatest strength is that it's an uncorrelated asset and doesn't, uh, necessarily move with, you know, the stock and bond market. So, uh, instead Bitcoin moves with, you know, the supply and demand, the rates of inflation, uh, you know, so I, I think the, the, there's positive tailwinds associated with Bitcoin and crypto as a whole, right? So obviously the halving event that's coming up, kind of the strengthening of the US, uh, economy, and obviously with the, with the launch of these spot products, um, you know, it's obviously a, a, a another strong tailwind for, uh, in increased, uh, adoption, uh, within the, within the space.

VATCHKOVA: I agree with you, but I still think that the lack of a comprehensive legal framework in the US is dragging the entire industry. So it would just be such a huge catalyst, um, for crypto if –

SZE: Yeah.

VATCHKOVA: To get a bit more transparent.

SZE: Yeah, no, totally. And I think some of the regions are doing it well, like in the EU with, uh, MiCA, right? Uh, obviously passing a framework that at least, um, provides a, um, a sandbox in terms of how, uh, crypto issuers and, and crypto companies are able to operate within the EU. Um, so I think, uh, you know, that's obviously a positive sign, but yeah, you know, I would, I would say sure, I would agree with you with, with more regulatory clarity is gonna be helpful.

SIGEL: Yeah, and I, I'm gonna take the other side, even on the MiCA stuff, um, like we've looked into asset issuance, stable coins, gold tokens, all that stuff. It's just still, if you're not launching at scale, it's hard to make the economics work. Uh, although I will say we have an NFT, uh, um, product called Segment, which is a way to fractionalize, um, ERC 20, uh, uh, NFTs, um, using ERC 1155. And, uh, it's a fractionalization engine basically that could have real world asset utility. And we've chosen to, uh, do that project outta Germany. And that's how ironic this New York based company, and when you go to our NFT project, uh, you, you can't get all the utility if you are US based. So there are some advantages to MiCA, I grant it, but still Europe, you know, picking winners, uh, surveillance capitalism, uh, at its max.

VATCHKOVA: I think when it comes to MiCA, the devil's really in the details. So we just really need to see what they're gonna do, especially when it comes to stablecoin regulation, um, because it's in a couple of months and there's still quite a lot of scrambling, but that's Europe for you. Chris, anything you want to comment on with regards to the election chain before we actually jump into, discuss other regions?

LYNCH: Yeah, well, I would say Grayscale is certainly well acquainted with, uh, the regulatory regime, having sued the SEC to get to where we are. Um, I think one thing I would note is that the success of the launch of the Bitcoin ETFs, I think is only going to provide more momentum for having to pay attention. Um, you know, they were successful. I think we're gonna continue to see the masses invest in them, and that's only going to drive the upward momentum, um, from both a political standpoint and also from just everyone being more well acquainted with what these are. Um, so I think to most people on this podcast, we always thought that Bitcoin and crypto had validity and were a legitimate asset class, but now that we're seeing it come to market in this structure in a regulated way, I think that only, um, lends credibility as far as the entire population can see to what we're building in the crypto space.

VATCHKOVA: Exciting times ahead. Indeed. Yeah. So let's discuss other regions. Obviously, you know, the US has been leaning back, but what, what about Asia, Latin America, Europe, um, what other regions are very excited about? Matt, you alluded to Europe. Um, anything else?

SIGEL: Um, yeah, in our venture investments, we've tried to focus on emerging markets' exchanges, and so we have stakes in some of the local exchanges in Argentina and the Philippines and India and in the Middle East. Uh, and I think what happened, you mentioned Binance, uh, what happened to them in Nigeria to me reads more of a local versus foreigner issue and less of a crypto issue, and actually is, uh, helping the relative market share of some of the local players. So the most sensitive part of crypto is when you are offboarding to fiat, and each country wants to have its own, uh, visibility into that process and who the major players are. Uh, so emerging markets, exchanges, uh, in the private markets, many of those valuations came down quite a bit in the bear market. Uh, big layoffs and restructurings. And we continue to see, uh, stablecoin volumes, um, rising in specific, you know, I mean the obvious places, right? Latin America, uh, Middle East and Southeast Asia. And we're expressing that through first, like not losing conviction when it's a, a tough tape on US regulation, because that's not what's driving this, what's driving it is the real adoption, um, in, in emerging markets. And then we also have actively managed, uh, emerging market debt and equity strategies. And we have been collaborating with our fixed income colleagues as they analyze sovereign debt. Um, they've, they made money from the El Salvador bonds. Um, they've done some work in Ethiopia, which is the most recent country to, uh, adopt, um, to, to mine Bitcoin for its own reserves. Um, and, and they are in the process of negotiating with the IMF. So there's a lot of, uh, game theory behind the scenes as to what countries will do with Bitcoin without, before they get that stick from the IMF. That's like, we're not gonna bail you out if you don't do X. Like what happened in Pakistan last week, Pakistan's negotiating with the IMF for a $3 billion bailout, IMF says, well, you have to collect these two taxes on crypto. It's like, dude, crypto's illegal in Pakistan, what taxes are you talking about? But this is the, uh, the back and forth and some percentage of those countries that are on the fringes of the global financial system and looking for financing, uh, will object to these IMF demands and instead choose crypto and Bitcoin. Looks like that's happening in Ethiopia. Obviously it's happened, uh, to a certain degree in, uh, Argentina.

VATCHKOVA: Oh, thanks for that trip around the world. Super insightful. Adam, what about Asia? Um, maybe, you know, you can, you can even tell us what Mirae as a group thinks. It's a pretty significant one. So what, what can we expect in Asia or anywhere else, um, in the world?

SZE: Yeah, I, I think, uh, um, Hong Kong is a, seems to be an interesting spot, right? Uh, obviously there's a lot of, um, uh, opportunities there with, they actually have a, a listed, uh, Bitcoin features ETFs like three, I think, I believe three of them. But also, um, the, the securities exchange over there is actually, um, uh, um, getting these, uh, spot Bitcoin applications as well. And I think it looks like today that, uh, Hong Kong may allow for in-kind creations and redemptions, uh, for their, uh, for their spot, their spot ETFs, uh, uh, if and when they should launch. Which actually is obviously, uh, you know, different from what the US structure is currently right now, which is, uh, cash creates, creates only, right? So I, I think that's gonna be an interesting, um, uh, bright spot within, within the world is, is Hong Kong, right? Because, uh, you know, obviously, um, Southeast Asia is, is a, is a, a, a large crypto hub, and should investors have access to these spot uh, products in Hong Kong, that could, uh, again, create a, um, even more demand for, for, for, for Bitcoin. Um, so which is, uh, again, a very interesting location that we're looking into.

VATCHKOVA: Anything you guys, anything for you guys at Grayscale?

LYNCH: Yeah, I actually just got back from London and one thing that is promising to see there is the FCA had a kind of change in stance two weeks ago on their, um, acceptability for spot Bitcoin and Ethereum products, um, for institutional investors and through their kind of preferred mechanism, which is an ETN, but it's promising to see any traction, um, in this kind of regulated vehicle around the world. So that was one takeaway for me from a trip that I was on.

VATCHKOVA: Great. I mean, that's so very, very exciting. I think, um, we can jump into the Q&A from the audience. Um, we have a question. What is the relationship between crypto options, futures, crypto ETFs, and BTC price moves? I mean, you, you guys knew that we were gonna have to talk about the BTC uh, price target. You can pick short, short term, mid term, long term. Um, can someone walk us through, you know, how these inflow inflows are impacting, um, impacting prices and what we should expect? This is not investment advice, obviously.

LYNCH: I can jump in quickly. Yeah, so I guess what I would say is that, as we mentioned before, these spot Bitcoin ETFs do actually purchase Bitcoin when there are inflows to the funds. And so you have all these products in market now that are buyers of Bitcoin, um, as we see inflows to the cohort. And so that is just another avenue for, uh, demand to be, you know, manifest for Bitcoin. And I think also, as we alluded to earlier on the podcast, we're just at the beginning of this being something that the masses can invest in easily. We've made Bitcoin much easier to access and I think we should expect to see, um, the space continue to grow. Uh, and that's only gonna again, lift the price of Bitcoin as we go forward.

SIGEL: Yeah, the, the growth in the derivatives market and futures volumes is, uh, just the other side of the coin of the ETF demand because when the market makers are, uh, receiving orders for Bitcoin from an ETF sponsor like VanEck, they have to go out, buy the Bitcoin, and then they short futures on the other side to hedge themselves. Um, so I think that helps explain, you know, the large increase in the futures and options market. It's still a very immature market in crypto because of the counterparty risks that we've seen, uh, cycle after cycle. But I think one interesting data point is that, uh, when Gary Gensler made his speech at the Aspen Institute in 2021, giving the green light for, uh, Bitcoin futures ETFs, he remarked that the underlying liquidity on the CME futures market had reached a point that these products were appropriate. That was about $2 billion in open interest. Recently. Ethereum futures passed that $2 billion in open interest. So it's, uh, from our perspective, gonna have a hard time for the SEC to deny, uh, those products based on a liquidity argument, at least my personal opinion. No, no information on that. Um, so I, you know, I think you'll, we should expect to see the derivatives market grow because now it's tied up with regulated entities in the space, and that will make balance sheet expansion, uh, somewhat less risky.

VATCHKOVA: Also, as, as exchanges like ours get more regulated, people are just gonna feel more comfortable to trade them. Um, I think there was another question from the audience. Uh, someone's asking, how long are these ETFs gonna run for until people get comfortable enough to start buying the coins directly? Um, if you guys were to just take a guess, how long do you think that would take?

SIGEL: I mean, there's always gonna be a room for the speculative, uh, route, the self custody route. People have different use cases for the asset in different ways; think that the ETF package will be enduring.

LYNCH: Yeah, and it's a way to diversify your exposure too. So while you may have spot Bitcoin, you may also have the ETF. It's not that the two are mutually exclusive, so I don't think there'll necessarily be like a point of crossover. You may start to see people actually hold both.

VATCHKOVA: Shades of crypto, full-in on your portfolio. Um, there's another, there was another interesting question from the audience over the last couple of days, um, with regards to, uh, Bitcoin liquidity specifically. So, uh, what happens if, uh, there's a lack of supply, which means that on chain transactions fall, which means that there's less revenue for miners. Um, it's rather technical. Uh, we, and we need someone who understands the dynamics also of, of mining and, and, and how that changes the price of Bitcoin. Anyone willing to shed some light on the topic?

SIGEL: I, I mean, even when an ETF sponsor, you know, is purchasing Bitcoin, there is an on chain transaction that is made. Now it may be, uh, a larger size and consolidated wallet, but uh, there is gas being used, so, um, or rather Bitcoin being mined and fees being generated. Uh, so I just think this is the push and pull between what's the narrative and use case that's dominating the asset at any given point. Uh, right now it is, you know, more speculative buying from North American based investors. Um, this will ebb and flow, right? And we're hopeful that some of the innovation going on in layer twos is gonna catalyze more utility, uh, at the kind of P2P payments level. But frankly, our price target on Bitcoin is based on a multiple to gold. We, uh, are not including the upside from, you know, possibly micropayments, uh, utility. Uh, so that's a, you know, hopefully the next, uh, leg of this bull market – go out there and build some better L2 apps.

VATCHKOVA: Yeah, and if you look at how long it took to get to the ATH that we're seeing in Bitcoin, it's um, it's definitely a very staggering difference. So. Great. So we are perfectly on time. Um, I don't think we have any other questions that would be relevant, um, to discuss anything you guys wanna talk about. Any closing remarks? I think this has been super useful for anyone who's willing to learn more, please feel free to contact our panelists. Um, they can share some reading, they can, I'm sure that all your companies publish extensive research on, on these ETFs and, and the market dynamics. Um, yeah. So please feel free to reach out. Um, anyone else wanna talk about anything specific? I think we've covered a lot of ground.

LYNCH: I would just echo that education point. I think all of us are very open to talking about all of these topics and we welcome questions. So certainly feel free to reach out and we're happy to discuss further.

VATCHKOVA: Thank you. Um, yes. And yeah, if you're not a member of the CVA, please join us for more, for more webinars like that. Thank you guys so much. Uh, I think that, you know, you've managed to give us a wealth of knowledge, a lot of, uh, interesting points to think about and yeah, maybe we can gather again in a couple of months and the ETF scene would've completely changed and exploded. So yeah, stay tuned.

SIGEL: Thank you.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.